Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Investors Bancorp, Inc.:

We consent to the use of our reports dated February 29, 2016, with respect to the consolidated balance sheets of Investors Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Investors Bancorp, Inc., incorporated by reference in the Registration Statement on Pre-Effective Amendment No. 1 to the Form S-4 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP

Short Hills, New Jersey

October 11, 2016